Independent Auditors' Consent



The Board of Directors
Citizens Communications Company:


We hereby consent to the incorporation by reference in Registration Statement No. 333-91054 on Form S-8 of Citizens Communications Company of our report dated June 26, 2002, relating to the statement of net assets available for benefits of the Frontier Union 401(k) Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from June 29, 2001 (inception) to December 31, 2001, and supplemental schedule as of December 31, 2001, which report appears in the annual report on Form 11-K of the Frontier Union 401(k) Savings Plan dated December 31, 2001.



                                               /s/ KPMG



New York, New York
June 26, 2002